RETAGGIO'S, INC.

FINANCIAL STATEMENTS

FEBRUARY 28, 2017

TABLE OF CONTENTS

Anglin·Reichmann·Snellgrove & Armstrong P.C.

Certified Public Accountants & Business Advisors

MEMBER: American Institute of Certified Public Accountants • AICPA Private Companies Practice Section • Employee Benefit Plan and Governmental Audit Quality Centers • Alabama Society of Certified Public Accountants • CPAmerica, International

Gary S. Anglin, CPA
Jay A. Reichmann, CPA
Stephen E. Armstrong, CPA
Tracy L. Sams, CPA, CVA
Kandy E. Gardner, CPA
Ryan J. Campbell, CPA
Brandon C. Smith, CPA
N. Scott Hand, CPA
Jeremy D. Mosteller, CPA
Melissa D. Jose, CPA
Katherine J. Bradford, CPA
Jason L. Miller, CPA
Luke C. Kinzer, CPA, CFE
Christopher D. Taylor, CPA, CVA
Michelle A. Jenkins, CPA
Jonathan H. Goodwin, CPA
Denise D. Miles, CPA, CGMA
Jessica D. Cassiday, CPA
Kavitha Y. Hichkad, CPA
Dana L. Delduco, CPA
M. Angela Sparks, CPA
Andrew E. Labosier, CPA
Dustin M. Schaefer, CPA
Christopher D. Cook, CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders of:
Retaggio's, Inc.
Brownsboro, AL

We have reviewed the accompanying financial statements of Retaggio's, Inc. (an Alabama corporation), which comprise the balance sheet as of February 28, 2017, and the related statements of income and changes in stockholders' equity (deficit), and cash flows for the period from February 21, 2017 (inception) to February 28, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Anglin Reichmann Snellgrove & Armstrong P.C.

CERTIFIED PUBLIC ACCOUNTANTS

March 2, 2017

305 QUALITY CIRCLE ♦ HUNTSVILLE, ALABAMA 35806 ♦ PHONE (256) 533-1040 ♦ FAX (256) 539-1942 ♦ www.anglincpa.com

RETAGGIO'S, INC.
BALANCE SHEET
AS OF FEBRUARY 28, 2017

ASSETS

Current Assets

Cash and cash equivalents	$	740
Total Current Assets		740
Total Assets	$	740

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities

Accounts payable	$	5,000
Stockholder payable		299
Total Current Liabilities		5,299
Total Liabilities		5,299

Stockholders' Equity (Deficit)

Common stock, $0.01 par value, 100,000 shares authorized, 61,400 shares issued and outstanding		614
Retained deficit		(5,173)
Total Stockholders' Equity (Deficit)		(4,559)
Total Liabilities & Stockholders' Equity (Deficit)	$	740

See accompanying notes and independent accountants' review report.

RETAGGIO'S, INC.
STATEMENT OF INCOME
FOR THE PERIOD FEBRUARY 21, 2017 (DATE OF INCEPTION) TO FEBRUARY 28, 2017

Revenue	$ -
Cost of Operations	
Professional fees	5,000
Licenses and fees	173
Total Cost of Operations	5,173
Operating Income (Loss)	(5,173)
Other Income (Expenses)	-
Total Other Expenses	-
Income (Loss) Before Income Taxes	(5,173)
Income Tax Provision (Benefit)	-
Net Income (Loss)	$ (5,173)

See accompanying notes and independent accountants' review report.

RETAGGIO'S, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FEBRUARY 21, 2017 (DATE OF INCEPTION) TO FEBRUARY 28, 2017

	Common Stock Shares	Common Stock Amount	Retained Deficit	Total Stockholders' Equity (Deficit)
As of February 21, 2017	-	$ -	$ -	$ -
Issuance of common stock	61,400	614	-	614
Net income (loss)	-	-	(5,173)	(5,173)
Distributions to stockholders	-	-	-	-
As of February 28, 2017	61,400	$ 614	$ (5,173)	$ (4,559)

See accompanying notes and independent accountants' review report.

RETAGGIO'S, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FEBRUARY 21, 2017 (DATE OF INCEPTION) TO FEBRUARY 28, 2017

Cash Flows from Operating Activities

Net income (loss)	$	(5,173)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in asset and liability accounts:		
Accounts payable		5,000
Net Cash Provided by (Used in) Operating Activities		(173)
Cash Flows from Financing Activities		
Issuance of common stock		614
Issuance of stockholder payable		299
Net Cash Provided by (Used in) Financing Activities		913
Net Increase in Cash and Cash Equivalents		740
Cash and Cash Equivalents, Beginning of Year		-
Cash and Cash Equivalents, End of Year	$	740

See accompanying notes and independent accountants' review report.

RETAGGIO'S, INC.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2017

Note 1 - Summary of Significant Accounting Policies

<u>Nature of Business</u>

Retaggio's, Inc. (the Company) was formed in 2017 under the laws of the state of Alabama. The Company's planned principle operations is a new-to-market upscale Italian restaurant founded on the restaurant knowledge and experience of Chef Lee Gregory (Executive Chef), Missy Davis (Director of Operations), Matt Fowler (Managing Partner), and Rahul Arora (Director). The feel and image of the Company is to have very traditional Italian dishes made with homemade pasta, fresh Gulf seafood, and homemade sauces – while staying very modern and current in design and style.

The Company is in the process of raising additional equity capital to support the completion of its development activities to open its new-to-market upscale Italian restaurant. The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding.

<u>Cash and Cash Equivalents</u>

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

<u>Revenue Recognition</u>

Revenue is recognized as earned.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

<u>Concentrations of Credit Risk</u>

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains cash in accounts with high quality, federally insured financial institutions. At times, the balances in these accounts may be in excess of federally insured limits. The Company had no uninsured cash as of February 28, 2017.

<u>Income Taxes</u>

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes represent income taxes on income and expenses included in the financial statements which will not be reported as taxable income or expenses until future periods. Deferred tax asset and liability amounts are recognized for the future tax benefits and liabilities attributable to differences between the financial statement carrying amount and the carrying amount for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be recovered or settled.

<u>Date of Management's Review</u>

Management has evaluated subsequent events through March 2, 2017, the date which the financial statements were available to be issued.

RETAGGIO'S, INC.
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2017

Note 2 - Stock Option Agreement

On February 22, 2017, the Company entered into a stock option agreement with an anticipated employee, whom will be serving as the Executive Chef. This stock option agreement granted 10,000 shares of common stock with a par value and exercise price of $0.01 per share. The option has a 10-year term and will become exercisable upon one of the following events occurring: (1) 18 months following effective date of the agreement; (2) upon the Board approving a change of control; (3) upon the Company entering into a definitive agreement to have a change of control; or (4) upon a determination of the Board that the Option is vested. Due to the uncertainty of the anticipated equity capital raise and anticipated employment, the value of this award is undeterminable.